UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A. Publicly-Held Company Corporate Taxpayer’s ID (CNPJ/MF) 02.429.144/0001 -93 Corporate Registry ID (NIRE) 35.300.186.133

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 18, 2006

I.
Date, Time and Place of Meeting: On December 18, 2006, at 10 a.m., at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, conjunto 1402, Vila Olímpia, in the City of São Paulo, State of São Paulo.

II.
Presiding Board: Chairman, Mr. Francisco Caprino Neto, member of the Board of Directors, replacing Mr. Carlos Ermírio de Moraes, Chairman of this board, as authorized by Article 12 and Paragraph 1 of Article 17 of the Company’s Bylaws, and Secretary, Ms. Gisélia Silva.

III.
Attendance: Shareholders representing more than 2/3 of the Company’s voting capital, as per signatures in the Shareholders’ Attendance Book. Mr. José Antonio de Almeida Filippo, Vice-Chief Financial Officer and Investor Relations Officer, also attended the meeting.

IV.
Call Notice: Published in the Official Gazette of the State of São Paulo, in editions as of November 18, 22 and 23, 2006, and in the newspaper Valor Econômico, in editions as of November 20, 21 and 22, 2006.

V.
Agenda: (a) Election of sitting and alternate members of the Board of Directors during the remaining term of office until the Annual General Meeting to be held in April, 2007, as set forth in Article17 of the Company’s Bylaws and pursuant to indent II of Article 140 of Corporate Law; and (b) Election of sitting member of the Fiscal Council during the remaining term of office until the Annual General Meeting to be held in April, 2007.

VI.
Document Reading, Receipt of Votes and Drawing-up of Minutes: (1) The reading of the Agenda was exempted, once it is fully known by shareholders; (2) Statements of votes, protests and disagreements eventually presented shall be numbered, received and notarized by the Presiding Board and filed at the Company’s headquarters, pursuant to Paragraph 1 of Article 130 of Law 6,404/76; and (3) The drawing-up of these minutes in its consolidated form was authorized, as well as its publication with the omission of signatures of all shareholders, pursuant to Paragraphs 1 and 2 of Article 130 of Law 6,404/76.

VII.
Resolutions: After examining and discussing the matters of the Agenda, shareholders resolved on the following: (i) to elect, by unanimous vote, Mr. MILTON LUCIANO DOS SANTOS, a Brazilian citizen, married, bank employee of Caixa Econômica Federal (Federal Savings Bank), Identity Card (RG) no. 269925, issued by SSP/MS, Individual Taxpayer’s ID (CPF/MF) no. 070.032.261-20, with business address at SBS Quadra I, Bloco A, Lote 31, Sede I, Setor Bancário Sul, in the City of Brasília, Distrito Federal, CEP 70073-900, to occupy the position as Sitting Member of the Company’s Board of Directors, replacing Mr. EXPEDITO AFONSO VELOSO, qualified in the Minutes of the Annual and Extraordinary General Meeting that elected him on April 28, 2006, as a consequence of the resignation letter presented, dated October 02, 2006;

(ii) to elect, by unanimous vote, Mr. PAULO MIDENA, a Brazilian citizen, single, accountant, Identity Card (RG) no. 12.592.237-1, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 049.362.408-26, with business address at Avenida José César de Oliveira, 111, 8º andar, in the City of São Paulo, State of São Paulo, CEP 05317-900, to occupy the position as Sitting Member of the Company’s Fiscal Council, replacing Mr. INÁCIO CLEMENTE DA SILVA, qualified in the Minutes of the Annual and Extraordinary General Meeting that elected him, on April 28, 2006, as a consequence of the resignation letter presented, dated December 15, 2006;

(iii) to elect, by unanimous vote, Mr. FERNANDO DIAS GOMES, a Portuguese citizen, married, RNE (ID for foreigners) W-573631-0, Individual Taxpayer’s ID (CPF/MF) no. 253.646.188-20, resident at Rua Germano Ulbrich, 184, in the City of São Paulo, State of São Paulo, CEP 05717-240, to occupy the position as Sitting Member of the Company’s Fiscal Council, replacing Ms. ELAINE CORRÊA AGUIRRE, qualified in the Minutes of the Annual and Extraordinary General Meeting that elected her, on April 28, 2006, as a consequence of the resignation letter presented, dated December 15, 2006;

(iv) to elect, by unanimous vote, Mr. MARCELO PALMEIRA DOS SANTOS, a Brazilian citizen, married, accountant, Identity Card (RG) no. 16.754.946-7, issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) no. 089.965.028-71, with business address at Avenida Engº Luis Carlos Berrini, 1297/1307, 14º andar, in the City of São Paulo, State of São Paulo, CEP 04571-010, to occupy the position as Alternate Member of the Company’s Fiscal Council, replacing Mr. INÁCIO CLEMENTE DA SILVA, qualified in the Minutes of the Annual and Extraordinary General Meeting that elected him, on April 28, 2006, as a consequence of the resignation letter presented, dated December 15, 2006;

The members of the Board of Directors and of the Fiscal Council elected will complement the remaining one-year term of office of the board members they replace, in other words, up to the Annual General Meeting to be held in 2007. The shareholders VBC Energia S.A. and 521 Participações S.A., which have appointed the board members elected, declare having obtained from them the information that they do not have any legal impediment preventing their election and investiture in the respective positions. The elected members of the Board of Directors and of the Fiscal Council will sign statements for the purposes of the provisions in Paragraph 1 of Article 147 and Article 157 of Law 6,404/76, in Article 11 of CVM Instruction no. 358/02, and in Article 2 of CVM Instruction no. 367/02, and will occupy the position by means of the signature of the Fiscal Council’s Statement of Agreement set forth in the Novo Mercado (New Market) Listing Rules of the São Paulo Stock Exchange (“BOVESPA”), as well as of the respective instruments of investiture in the Book of Minutes of the Board of Directors’ Meetings and in the Book of Minutes of the Fiscal Council’s Meetings, pursuant to Paragraph 1 of Article 149 of Law 6,404/76.

The shareholders decided to register in these minutes the current composition of the Company’s Board of Directors and Fiscal Council: BOARD OF DIRECTORS: (i) Mr. Carlos Ermírio de Moraes, sitting member, and Mr. Otávio Carneiro de Rezende, respective alternate member; (ii) Ms. Cecília Mendes Garcez Siqueira, sitting member, and Mr. José Carvalho de Jesus, respective alternate member; (iii) Mr. Francisco Caprino Neto, sitting member, and Mr. José Florêncio Rodrigues Neto, respective alternate member; (iv) Mr. Luiz Maurício Leuzinger, sitting member, and Mr. Luiz Carlos de Freitas, respective alternate member; (v) Mr. Milton Luciano dos Santos, sitting member, and Mr. Eduardo Fernando Braga, respective alternate member; (vi) Ms. Susana Hanna Stiphan Jabra, sitting member, a nd Mr. Martin Roberto Glogowsky, respective alternate member; and (vii) Mr. Roberto Faldini, independent board member. FISCAL COUNCIL: (i) Mr. Fernando Dias Gomes, sitting member, and Mr. Marcelo Palmeira dos Santos, respective alternate member; (ii) Mr. Paulo Midena, sitting member, and Ms. Elaine Corrêa Aguirre, respective alternate member; (iii) Mr. José Ricardo Fagonde Forni, sitting member, and Mr. César Augusto Correa Junior, respective alternate member; (iv) Mr. Luiz Augusto Ckless Silva, sitting member, and Mr. José Carlos Vinha, respective alternate member; and (v) Mr. Ivan Mendes do Carmo, sitting member, and Mr. Décio Magno Andrade Stochiero, respective alternate member.

VIII.
Closure: Nothing more to be dealt with, the meeting was adjourned for the time required to draw up these minutes, which were read and approved by the attending members, signed by the Chairman, the Secretary and the attending shareholders.

_____________________________ Francisco Caprino Neto Chairman

(Continued of the signatures of the Minutes of the Annual General Meeting of CPFL Energia S.A.held on December 18, 2006)

_____________________________ Gisélia Silva Secretary

Shareholders:

_______________________________ VBC Energia S.A., by its legal representative, Mr. Francisco Caprino Neto, and by its attorney-in-fact, Dr. Luciane de Castro Cortez

___________________________________ 521 Participações S.A., by its attorney-in-fact, Dr. Francini Panonko

___________________________________ Bonaire Participações S.A., by its attorney-in-fact, Dr. Sergio de Britto Pereira Figueira

(Continued of the signatures of the Minutes of the Annual General Meeting of CPFL Energia S.A.held on December 18, 2006)

______________________________________ The Bank of New York, by its attorneys-in-fact, Dr. Cilene Afra Ramos Nery and Dr. Ludy Mila Martiniuk Ladeira

______________________________________
J.P.M. Lux, Franklin Templeton Investment Funds, Templeton Developing Markets
Trust, Templeton International Emerging Markets Fund, Templeton International
Emerging Markets Series, T. Rowe Price International FNDS T. Rowe Price Latin
American Fund, Templeton Developing Markets Securities Fund, H.E.S.T.
Australia, J. P. Morgan Investment Fund, Delaware Pooled Trust, Norges Bank,
Fleming Latin American Fund, Templeton Global Investment Trust, Schroder
Internacional Diversified Value Fund, by its attorney-in-fact HSBC Corretora de
Títulos e Valores Mobiliários S.A., represented by Dr. Daniel Alves Ferreira

____________________________________________
Kodak Retirement Income Plan, Virginia Retirement System, State Street Emerging
Markets, The Master Trust Bank of Japan Ltd., Colorado Public Employees
Retirement Association, Florida Retirement System Trust Fund, The California State
Teachers Retirement System, Stichting Dow Pensionenfond, TIFF International
Equity Fund e TIFF Multi-Asset Fund, by its attorney-in-fact Citibank N.A., represented by Dr. Daniel Alves Ferreira

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2006

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.